Exhibit 99.47

Highlander Silver Reports Results of Step-Out Drilling at Bonita:
24.8m at 7.43 g/t Au and 16.45 g/t Ag; 40.4m at 3.42 g/t Au and 16.93 g/t Ag

Toronto, Ontario, September 16, 2025 – Highlander Silver Corp. (TSX: HSLV; “Highlander Silver” or the “Company”) is pleased to report assay results from the second series of holes designed to test the expanding Bonita vein system, which include some of the highest gold grades encountered to date. The Bonita vein system is exposed along a ridgeline approximately 10km to the south of the bonanza grade Ayelen underground deposit at the San Luis gold-silver project in Central Peru.

Highlights are listed below, with corresponding images in Figures 1-2 and detailed results in Tables 1-2.

Highlights

●	The results of step-out drilling include some of the highest gold grades encountered to date and extend mineralization to the southeast of prior drilling (see press release ‘Highlander Silver Reports First Drill Results from Bonita Open Pit Target, Including High Grades over Broad Widths from Near Surface in Every Hole’ – July 29, 2025)

●	BOD-013 was drilled from a step-out platform to the southeast of prior drilling and returned 24.8m of 7.43 grams per tonne (“g/t”) gold (“Au”) and 16.45 g/t silver (“Ag”) from 28.7m downhole

●	BOD-010 returned 40.4m of 3.42 g/t Au and 16.93 g/t Ag from surface to the southeast of prior drilling from a platform at the edge of soils that may cover the extent of the vein system to the west

●	BOD-014 was drilled from a step-out platform to the southeast of BOD-010 and returned 19.1m of 3.50 g/t Au and 11.57 g/t Ag from 37.7m downhole

●	BOD-015, the southeastern most hole drilled to date, returned 23.7m of 3.31 g/t Au and 9.60 g/t Ag from 34.3m downhole, with the zone remaining open in this direction

●	The next set of drill results are expected to be released when complete assays are received in approximately six weeks and will include step-out drilling from the eastern known extent of the structure targeted by the initial drilling

●	Bonita is located 10km to the south and 700m lower in elevation than Ayelen; the vein system encompasses a number of silicified structures exposed in several outcrops over an area of 800m by 200m and remains open in all directions

●	A magnetic survey undertaken with two quadcopter drones has completed approximately 5,000 hectares in the Bonita area, with the goal of mapping structural features under cover to the west and in rugged topography to the east

Figure 1 – Plan View of Bonita Vein System

Figure 2 – Image of Core from BOD-013 (31.05m to 35.05m)

Note: Silicified breccia typical of the Bonita vein system.

Table 1 – Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
BOD-010	0.0	40.4	40.4	3.42	16.93
BOD-011	0.0	20.9	20.9	1.48	18.93
BOD-012	42.2	44.3	2.1	0.72	10.66
and	54.9	61.6	6.8	0.82	6.30
BOD-013	28.7	53.5	24.8	7.43	16.45
BOD-014	37.7	56.8	19.1	3.50	11.57
BOD-015	34.3	58.0	23.7	3.31	9.60

Note: Reported intervals are apparent widths as the full geometry of the mineralized structures has not yet been fully modelled. Assays were not capped, and composite intervals are calculated using a minimum weighted average of 0.5 g/t Au, diluted over a minimum core length that allows for internal dilution.

Table 2 – Collar Locations

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth (°)	Dip (°)
BOD-010	187988	8953712	3964	90.0	110	-90
BOD-011	187989	8953711	3964	51.0	20	-45
BOD-012	187941	8953730	3953	81.0	0	-90
BOD-013	188034	8953659	3967	60.0	7	-40
BOD-014	188034	8953659	3967	75.0	35	-45
BOD-015	188034	8953659	3967	69.8	52	-40

Technical Information and Quality Control / Quality Assurance

All drilling was completed with HQ core. The drill core is split in half using a diamond saw. Core is logged by the Company’s geologist on site who outlines the intervals to be sampled. The maximum sample length is 1.5 meters and lengths are adjusted according to lithological and/or mineralogical contacts.

After sawing, one-half of the core is kept on site in core boxes, and the other half is submitted for analysis. Individual sample bags are sealed and placed into larger bags, which are then sealed and marked with the contents.

Samples are transported by Highlander Silver personnel to ALS Peru S.A. (“ALS”) located in Lima, Peru, where they are prepared and analyzed. ALS is independent of the Company.

In ALS, the entire sample is crushed to approximately 80% passing through a 2mm sieve. A 500 g fraction is pulverized. Gold concentration is determined by fire assay of a 30-gram charge with an AA finish (Au-AA23). Silver, lead, copper, and zinc, along with other elements, are analyzed by ICP utilizing a four-acid digestion (ME-ICP61). Over-limit samples for Au (10 g/t Au) follow gravitational finishing Au-GRA21 (30g sample). Over-limit samples for Ag (100 g/t Ag) follow gravitational finishing Ag-GRA21 (30g sample).

The internal QA/QC program includes the submission of field duplicates (1/4 core), pulp and coarse reject duplicates, and the insertion of commercial standards and blanks (coarse and fine). Control samples account for more than 15% of the total samples sent, in addition to the laboratory’s internal quality assurance programs.

The Company is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data referred to herein.

The scientific and technical information, including the drillhole data, has been verified by Dr. Sergio Gelcich. This verification involves data validation and quality assurance procedures, such as reviewing logging directly in front of the core, analyzing database integrity, conducting quality assurance and quality control (QA/QC) for assays, and cross-checking the original lab certificates.

Qualified Person

The scientific and technical information in this press release has been reviewed and approved by Dr. Sergio Gelcich, P.Geo., Vice President, Exploration, Highlander Silver, who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

On behalf of Highlander Silver

“Daniel Earle”

President & CEO, Director

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

[1]	S&P Global rankings including the San Luis gold-silver project.

The mineral resource estimate disclosed herein is derived from Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, the next set of drill results are expected to be released when complete assays are received in approximately six weeks and will include step-out drilling from the eastern known extent of the structure targeted by the initial drilling. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

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